Form 40-F
Peru Copper Inc.
filed 2006-03-31
CIK 1307111

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2005

001-32461

(Commission file number)

PERU COPPER INC.

(Exact name of Registrant as specified in its charter)

Canada	1000	None
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 920 475 West Georgia Street Vancouver, BC Canada V6B 4M9 (604) 689-0234	CT Corporation 111 Eighth Avenue New York, NY 10011 (212) 590-9330
(Address and telephone number of registrant’s principal executive office)	(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Exchange on which registered
Common Shares	American Stock Exchange
Common Share Purchase Warrants	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form                        ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the periods covered by the annual report:

Outstanding shares of the issuer’s common stock as of December 31, 2005:

97,741,744 Common Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.

Yes ☒ No ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions identify forward-looking statements. Forward-looking statements include statements regarding:

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	ANNUAL INFORMATION FORM

For the Annual Information Form of Peru Copper Inc. (“Peru Copper” or the “Company”) for the year ended December 31, 2005, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	AUDITED ANNUAL FINANCIAL STATEMENTS

For Peru Copper’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, including the auditor’s report with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 12 of the Notes to the audited consolidated financial statements.

C.	MANAGEMENT’S DISCUSSION AND ANALYSIS

For Peru Copper’s Management’s Discussion and Analysis for the year ended December 31, 2005, see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

The Company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act rule 13a-15(e)), as of December 31, 2005. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective in providing reasonable assurances that material information required to be in this annual report is made known to them by others on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has not made any changes in internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert serving on our audit committee, John P. Fairchild, who is independent within the meaning of Section 121 A of the American Stock Exchange Company Guide.

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that sets forth standards of conduct for our employees, officers and directors. It deals with matters such as conflicts of interest including trading in our securities, outside business dealings, and protection and use of Company assets. It also requires that we compete fairly and lawfully and sets forth requirements for dealing with customers, suppliers, competitors and public officials. It sets forth guidelines regarding political activities and mandates fair, nondiscriminatory treatment of employees and applicants for employment. It also summarizes our policies regarding health, safety and the environment and several other matters. Finally, it deals with violations and disciplinary action. This Code of Business Conduct and Ethics is available on our website at www.perucopper.com. A copy of our Code of Business

Conduct and Ethics will be provided, free of charge, to any person upon request. Requests should be addressed to Patrick De Witt, Director of Investor Relations, at (604) 689-0234 or patrick@perucopper.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended December 31, 2005, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers LLP, Chartered Accountants, the Company’s external auditors, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services %
	$
Audit fees	182,652	95
Audit-related fees	3,963	2
Tax fees	6,352	3
All other fees	—	—
Total fees	192,967	100%

In respect of work undertaken for the fiscal year ended December 31, 2004, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers LLP, Chartered Accountants, the Company’s external auditors, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services %
	$
Audit fees	95,494	51
Audit-related fees	10,780	6
Tax fees	24,950	13
All other fees	55,440	30
Total fees	186,664	100%

The nature of each category of fees is described below:

Audit fees	-	Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on.

Audit-related fees	-	Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.

All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

Pre-Approval Policies and Procedures

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

Table of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2005 (dollars in thousands).

Contractual Obligations	Payment due by period
	Total	2006	2007 to 2008	2009 to 2010	2011 and Thereafter
	$	$	$	$	$
Purchase obligations	743	743	—	—	—
Operating Lease	50	50	—	—	—
Toromocho Agreement:
Required spending	—	—	—	—	—
Exercise of option	30,000	—	30,000	—	—
Total	30,793	793	30,000	—	—

We will be required to provide a performance bond or letter of credit of $30 million in order to exercise an option pursuant to the Toromocho Option Agreement, which provides our rights to certain mining concessions in Peru. We are not contractually bound to make the annual required spending until we elect to do so at the start of each contractual year and we are not contractually bound to exercise the option. However, it is currently our intent to do so; therefore we have included such amounts in the above table.

In addition, in 2004 we signed leases for two properties in Peru. The monthly rent for one property is $2,000 with the lease terminating on April 9, 2006. The monthly rent for the second property is $2,435 with the lease terminating on September 30, 2006. We lease an additional property in Lima, Peru pursuant to a rental agreement which terminates on May 15, 2006 at a monthly rent of $1,300. We also lease office space in Vancouver, British Columbia as part of our management services agreement with Pathway Capital Ltd., of which Mr. David E. De Witt, one of our directors, is a director and President. The initial one year term of our management services agreement, which started on November 1, 2004, has been extended for an additional period of one year from November 1, 2005. Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services. The agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space.

IDENTIFICATION OF THE AUDIT COMMITTEE

See “Audit Committee” in the Annual Information Form for the year ended December 31, 2005, which is included as Exhibit 99.1 to this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

Peru Copper Inc. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed a Form F-X with the SEC on March 28, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 31, 2006

Peru Copper Inc.

/s/ Charles G. Preble
Charles G. Preble
Chief Executive Officer

EXHIBITS

Exhibits	Description

99.1	Renewal Annual Information Form of Peru Copper Inc. for the year ended December 31, 2005

99.2	Peru Copper Inc. Consolidated Financial Statements for the years ended December 31, 2005 and 2004

99.3	Peru Copper Inc. Management’s Discussion and Analysis

99.4	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PriceWaterhouseCoopers LLP