Form 40-F
period 2006-12-31
Peru Copper Inc.
filed 2007-04-02
CIK 1307111

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2006
001-32461
(Commission file number)
PERU COPPER INC.
(Exact name of Registrant as specified in its charter)

Canada	1000	None
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

625 Howe Street, Suite 1050		CT Corporation
Vancouver, BC		111 Eighth Avenue
Canada V6C 2T6		New York, NY 10011
(604) 689-0234		(212) 590-9330
(Address and telephone number of		(Name, address and telephone number of
Registrant’s principal executive office)		agent for service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of Exchange on which registered

Common Shares	American Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:
     ☑   Annual Information Form       ☑    Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the periods covered by the annual report:
As at December 31, 2006, 119,208,624 Common Shares without par value were outstanding.
Indicate by check mark whether the Registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such rule.
Yes    ☐       No    ☑
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant has been required to file such reports); and (2) has been subject to such filing requirements in the past 90 days.
Yes    ☑       No    ☐

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DISCLOSURE CONTROLS AND PROCEDURES
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURE
EXHIBITS
Renewal AIF for the year ended December 31, 2006
Consolidated Financial Statements
M,D & A
Section 302 C.E.O. Certification
Section 302 C.F.O. Certification
Section 906 C.E.O. Certification
Section 906 C.F.O. Certification
Consent of PricewaterhouseCoopers LLP
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
     The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control and we may not achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the achievement of the anticipated levels of profitability, growth, cost and synergy of future acquisitions of mining concessions and properties, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the condition of the Peruvian economy, political stability in Peru, the impact of general business and global economic conditions and other important factors described herein and from time to time in the reports filed by us with the Securities and Exchange Commission.
     Except to the extent required by law, neither we, nor any of our agents, employees or advisors intend or have any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this annual report.

PRINCIPAL DOCUMENTS
     The following documents have been filed as part of this Annual Report on Form 40-F:
A. RENEWAL ANNUAL INFORMATION FORM
     The Renewal Annual Information Form of Peru Copper Inc. (“Peru Copper” or the “Company”) for the year ended December 31, 2006, is filed herewith as Exhibit 99.1.
B. AUDITED ANNUAL FINANCIAL STATEMENTS
     Peru Copper’s audited consolidated financial statements, for the years ended December 31, 2006 and 2005, including the auditor’s report with respect thereto is filed herewith as Exhibit 99.2. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 9 of the Notes to the audited consolidated financial statements.
C. MANAGEMENT’S DISCUSSION AND ANALYSIS
     Peru Copper’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006 is filed herewith as Exhibit 99.3.
DISCLOSURE CONTROLS AND PROCEDURES
     The Company has performed an evaluation of its disclosure controls and procedures (as defined by Exchange Act rule 13a-15(e)), as of December 31, 2006. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective in providing reasonable assurances that material information required to be in this annual report is made known to them by others on a timely basis.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     Peru Cooper’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections, of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
     This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     During the year ended December 31, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
     The Company’s board of directors has determined that we have at least one audit committee financial expert serving on our audit committee, John P. Fairchild, who is independent within the meaning of Section 121 A of the American Stock Exchange Company Guide.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     In respect of work undertaken for the fiscal year ended December 31, 2006, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers LLP, Chartered Accountants, the Company’s external auditors, for the following categories of services:

	Amount Paid or Incurred
Type of Fees	$	Percentage of Services %
Audit fees	130,622	47
Audit-related fees	15,021	6
Tax fees	12,240	4
All other fees	119,500	43
Total fees	277,383	100%
     In respect of work undertaken for the fiscal year ended December 31, 2005, the Company paid or accrued the following amounts of fees to PricewaterhouseCoopers LLP, Chartered Accountants, the Company’s external auditors, for the following categories of services:

	Amount Paid or Incurred
Type of Fees	$	Percentage of Services %
Audit fees	182,652	95
Audit-related fees	3,963	2
Tax fees	6,352	3
All other fees	—	—
Total fees	192,967	100%
     The categories of fees, other than audit fees, are:

Audit- related fees	-	Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.

All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.
     Pre-Approval Policies and Procedures
     As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.
OFF-BALANCE SHEET ARRANGEMENTS
     We have no off-balance sheet arrangements.
CONTRACTUAL OBLIGATIONS
     Table of Contractual Obligations
     The following table summarizes our contractual obligations at December 31, 2006 (dollars in millions).

	Payment due by period
			2008 to	2010 to	2012 and
	Total	2007	2009	2011	Thereafter
Contractual Obligations	$	$	$	$	$
Purchase obligations	19.1 (1)	6.1	9.1	3.9	—
Operating Lease	—	—	—	—	—
Toromocho Agreement:
Required spending	—	—	—	—	—
Exercise of option	30	—	30	—	—
Total	49.1	6.1	39.1	3.9	—

(1)	Of this amount, $13.1 million became a contractual commitment in January 2007, upon the fulfillment of certain conditions pursuant to the Company’s agreement with Austria Duvaz. Of the $13.1 million, $3.5 million is due and payable in 2007, $5.7 million is due and payable in the 2008 to 2009 period and $3.9 million is due and payable in the 2010 to 2011 period.
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
     In addition, we have lease agreements for three properties in Peru. The monthly rent for one property is $2,100 and the lease terminates on May 9, 2006, for the second property the monthly rent is $2,225 and the lease terminates on September 30, 2007, and for the third property the monthly rent is $1,500 with the lease terminating on May 15, 2007. We also lease office space in Vancouver, British Columbia as part of our management services agreement with Pathway Capital Ltd., of which Mr. David E. De Witt, one of our directors, is a director and President. The initial one-year term of our management services agreement, which started on November 1, 2004, has been extended for an additional period of one year from November 1, 2006. Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services. The agreement provides for hourly reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space.
IDENTIFICATION OF THE AUDIT COMMITTEE
     See “Audit Committee” in the Annual Information Form for the year ended December 31, 2006, which is included as Exhibit 99.1 to this Annual Report on Form 40-F.
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
     Peru Copper undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
B. Consent to Service of Process
Peru Copper has previously filed a Form F-X with the SEC on March 28, 2006.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2007

PERU COPPER INC.
/s/ Gerald Wolfe

Gerald Wolfe
President, Chief Executive Officer and Director

EXHIBITS

Exhibits	Description

99.1	Renewal Annual Information Form for the year ended December 31, 2006

99.2	Consolidated Financial Statements for the year ended December 31, 2006

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006

99.4	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP